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SEC FILE NUMBER
8-41207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL TRADING GROUP L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago (City) Illinois (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER JENSON (312) 395-3889
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471-3000
Facsimile (813) 286-6000

Report of Independent Auditors

To the Members of Citadel Trading Group L.L.C.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Citadel Trading Group L.L.C. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2007

CITADEL TRADING GROUP L.L.C.

STATEMENT OF FINANCIAL CONDITION
($ in thousands)
December 31, 2006

ASSETS

Assets:		
Cash and cash equivalents	$	167,279
Securities purchased under agreements to resell		38,892
Receivables from broker-dealers and clearing organizations		33,195
Receivable from affiliates		77,480
Interest receivable		84,498
Securities borrowed		21,529,449
Other		209
Total assets	$	21,931,002

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Securities sold under agreements to repurchase	$	298,937
Payables to broker-dealers and clearing organizations		16,556
Securities loaned		21,191,502
Payable to affiliates		174,469
Other		973
Total liabilities before subordinated borrowings from affiliate		21,682,437
Subordinated borrowings from affiliate		120,000
Members' capital		128,565
Total liabilities and members' capital	$	21,931,002

See notes to statement of financial condition.

CITADEL TRADING GROUP L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
($ in thousands)
December 31, 2006

Citadel Trading Group L.L.C. (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the National Association of Securities Dealers Inc. ("NASD"), a clearing member of the Depository Trust Company ("DTC"), the National Securities Clearing Corporation ("NSCC") and a participant in the Options Clearing Corporation ("OCC") stock loan program. The Company is also a member of the American Stock Exchange, the Boston Options Exchange, the Chicago Board Options Exchange, the International Securities Exchange, the NASDAQ Stock Market, the New York Stock Exchange and the Philadelphia Stock Exchange. The Company's only members are Citadel Wellington LLC ("Wellington LLC"), a Delaware limited liability company, and Citadel Limited Partnership ("CLP"), an Illinois limited partnership.

The Company primarily engages in trading of U.S. equities, securities lending and securities clearing on behalf of the Company's affiliates. CLP is the Manager of Wellington LLC and the Company and is responsible for managing all investment and administrative activities for the Company. CLP is registered as a "commodity trading advisor" and a "commodity pool operator" with the U.S. Commodity Futures Trading Commission. Wellington LLC and the Company are "commodity pools" operated by CLP. Citadel Investment Group, L.L.C. ("CIG"), a Delaware limited liability company, and an affiliate of CLP, provides administrative and investment-related services to the Company. Under the terms of the Company's Fifth Amended and Restated Limited Liability Company Operating Agreement ("LLC Operating Agreement") dated as of June 5, 2006, the Company will terminate on December 31, 2033, although it may be terminated earlier at the discretion of CLP or its members.

(1) Summary of Significant Accounting Policies:

The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in accordance with GAAP requires CLP to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Principal and Agency Transactions

Principal transactions, net are recorded on a trade-date basis. Agency transactions conducted on behalf of affiliates are recorded on a settlement date basis with related commission revenues and expenses recorded on a trade-date basis.

Cash and Cash Equivalents

The Company defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with original maturities of ninety days or less. Substantially all cash and cash equivalents are held at two major U.S. financial institutions.

($ in thousands)

(1) Summary of Significant Accounting Policies, Continued:

Interest and Dividends Revenue and Expense

Dividends received (paid) on equity securities are recognized as revenue (expense) on the ex-dividend date and interest revenue (expense) is recognized on the accrual basis.

Securities Borrowed and Securities Loaned

Securities borrowing and lending transactions are reported as operating activities and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. As of December 31, 2006, the fair value of securities borrowed by the Company was $20,836,349, which the Company is permitted by contract or custom to sell or repledge. The fair value of securities loaned was $20,517,154. The fair value of securities borrowed includes $513,640 of securities that were received as collateral for securities loaned, which the Company is permitted by contract or custom to sell or repledge. At December 31, 2006, substantially all of these securities were repledged. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate counterparty credit risk related to securities borrowed and securities loaned, positions are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements.

Repurchase and Resale Agreements

The Company engages in collateralized financing transactions consisting of securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements"). In accordance with FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"), the Company records the net repurchase or resale agreement position in the statement of financial condition if the right of offset exists. Repurchase and resale agreements are collateralized primarily as a percentage of the fair value of the securities bought or sold. The Company monitors collateral fair value on a daily basis relative to the amounts due under the agreements, including interest, and when necessary, requires the transfer of cash or securities in order to manage its exposure and ensure excess collateral. If the counterparty defaults, realization of the collateral by the Company may be delayed or limited. Repurchase agreements and resale agreements are short-term in nature and are recorded at contract value, plus accrued interest on the statement of financial condition. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. As of December 31, 2006, as a result of entering into resale agreements, the Company obtained U.S. Treasury bills with a fair value of $37,827. These U.S. Treasury bills were pledged to the Company's clearing organizations, in the normal course of business. At December 31, 2006, the Company also had repurchase agreements with collateral having a fair value of $312,440.

($ in thousands)

(1) Summary of Significant Accounting Policies, Continued:

Valuation of Investment Positions

Investment positions include the Company's securities owned and securities sold, not yet purchased and derivative holdings ("Investment Positions"). Investment Positions are measured at fair value as determined by CLP. The fair value determined by CLP is based on available information and represents CLP's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arms length sale or liquidation of the Investment Positions. All Investment Positions are valued at the close of business in the relevant time zone as determined by CLP. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of the Investment Positions in question continue to trade after the close of business and prior to the next opening of business in such time zone.

Investment Positions are valued based on third party pricing sources to the extent possible. Third party pricing sources may include one or more exchanges, organized dealer markets, electronic trading facilities and broker-dealers. CLP may arbitrate the price information received in determining the best estimate of the fair value for Investment Positions. Investment Positions may also be valued on the basis of a spread or price differential, as quoted by dealers, to other Investment Positions. Investment Positions which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are valued at their closing price on the exchange upon which they are principally traded.

Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of financial condition, and as such, has recorded no liability on the statement of financial condition.

(2) New Accounting Pronouncements:

In June 2006, the FASB issued FIN No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company has adopted the provisions of FIN 48 beginning January 1, 2007. Adoption of FIN 48 did not have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an

($ in thousands)

(2) New Accounting Pronouncements, Continued:

orderly transaction between market participants. SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model, if market participants would also include such an adjustment. SFAS 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily regularly available in an active market.

In addition, under SFAS 157 the Company will be required to make certain disclosures regarding the inputs used to measure fair value. The standard establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and the reporting entity's own assumptions and inputs developed based on the best available information (unobservable inputs). The provisions of SFAS 157 are generally to be applied prospectively and are effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 will not have any impact on the Company's results of operations or financial position.

(3) Income Taxes:

The Company is a limited liability company taxed as a partnership for federal and state income tax purposes. As a partnership, the Company is not subject to federal or state income tax directly. The Company's members will include their allocable share of the Company's current year taxable income or loss on their respective federal and state tax filings, if applicable.

(4) Transactions with Related Parties:

Pursuant to an administrative services agreement, the Company must make payments to CIG for direct and allocable administrative, general and operating expenses paid by CIG, on behalf of the Company, as well as for the administrative services provided by CIG.

During the year, the Company engaged in securities borrowing and lending transactions with Citadel Derivatives Group LLC ("CDRG"), a Delaware limited liability company, Citadel Institutional Finance Company Ltd. ("CIFC"), a Cayman Islands company and Citadel Equity Fund Ltd. ("CEFL"), a Cayman Islands company, each an affiliated entity. The Company had no securities borrowing or lending transactions with CEFL as of December 31, 2006. CDRG is a broker-dealer registered with the SEC and a member of the NASD. CLP is the Portfolio Manager for CEFL and the Manager for CDRG and CIFC. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. The Company monitors fair value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2006, the fair value of securities borrowed by the Company from its affiliates was $1,383,357, which the Company is permitted by contract or custom to sell or repledge and securities loaned to its affiliates by the Company was $19,311,185.

As of December 31, 2006, the Company had resale agreements with an affiliated entity, Fairfax International Investments Ltd. ("Fairfax"), a Cayman Islands company, with a fair value of $37,827 as well as the associated interest accrual of $319 and is reflected on the statement of financial condition.

($ in thousands)

(4) Transactions with Related Parties, Continued:

The Company has entered into subordinated loan agreements with Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), a Bermuda company. CLP is the Portfolio Manager of Kensington. As approved by the NASD, the loan proceeds received by the Company in the amount of $100,000 in 2002 and $20,000 in 2005 qualify as capital for purposes of computing the Company's regulatory net capital per note (8). The terms and conditions of the subordinated loan agreements specify semi-annual interest payments at the rate of LIBOR plus 1.50% and maturity dates of June 15, 2007. During 2006 the maturity dates of these loans were extended to December 15, 2008 based on approval granted on July 12, 2006 from the NASD.

Certain of the Company's accounts with various financial institutions have been guaranteed by Wellington LLC. As of December 31, 2006, the probability of exercise on the guarantee is unlikely given the collateralization on securities lending transactions and the daily mark to market between counterparties involved in the transactions.

Included in payable to affiliates and receivable from affiliates are transactions relating to clearance and securities borrowing and lending activity of the Company's affiliates as well as operating expenses due to CIG.

(5) Receivables from and Payables to Broker-Dealers and Clearing Organizations:

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following:

	Receivables	Payables
Securities failed to deliver/receive	$ 19,839	$ 14,848
Receivables from clearing organizations	13,356	-
Fees payable	-	1,708
	$ 33,195	$ 16,556

Included in receivables from clearing organizations are cash deposits held at the clearing organizations of $11,962 made in the normal course of business. Additionally, $196 of securities were purchased from and pledged to DTC in conjunction with the Company's DTC membership and are included in other assets on the statement of financial condition.

(6) Risk Management:

Market risk is the potential for changes in the value of Investment Positions and securities underlying securities purchased under agreements to resell and securities borrowed and loaned positions due to market changes, including interest and currency rate movements as well as fluctuations in the prices of Investment Positions. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying financial instruments are traded. Market risk is managed in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivatives.

(6) Risk Management, Continued:

The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Investment Positions and securities underlying securities purchased under agreements to resell and securities borrowed and loaned positions and the instruments used to hedge such Investment Positions.

Credit risk is the risk of loss due to the failure of a counterparty to perform according to the terms of a contract. The credit risk of exchange-traded Investment Positions, such as exchange-traded futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded.

Since the Company may not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can result in a concentration of credit risk with one or more of these institutions. This risk is partially mitigated by the obligation of certain of these financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. Among other things, these rules and regulations generally require maintenance of minimum net capital and segregation of customers' funds and securities from the holdings of the financial institutions themselves.

The Company may sell various financial instruments which it does not yet own or does not choose to deliver ("short sales"). The Company is exposed to market risk for short sales. If the fair value of a financial instrument sold short increases, the Company's obligation to deliver this instrument, reflected as a liability in the statement of financial condition, is correspondingly increased. To manage this market risk, the Company may hold Investment Positions which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Investment Positions as deemed necessary. The Company had no short sales as of December 31, 2006.

The Company provides guarantees to securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(7) Derivative Financial Instruments:

Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. Derivatives are typically also subject to certain additional risks, such as those resulting from leverage and significantly less liquidity, to which the underlying financial instruments may not be subject. The Company may use derivative financial instruments

CITADEL TRADING GROUP L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
($ in thousands)
December 31, 2006

(7) Derivative Financial Instruments, Continued:

in the normal course of its business to take speculative Investment Positions as well as for risk management purposes. The Company's derivative financial instrument risks should not be viewed in isolation, but rather CLP believes they should be considered on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management. The Company had no outstanding derivative holdings as of December 31, 2006.

Futures contracts are commitments to either purchase or sell a financial instrument or commodity at a future date for a specified price. These contracts may, in general, be settled in cash or through delivery of the underlying instrument. Futures contracts can be closed out at the discretion of the Company. However, illiquidity in the market could prevent the timely close-out of any unfavorable positions or require the Company to hold those positions until the delivery date, regardless of the changes in their value or the Company's investment strategy. Exposure to market risk is managed in accordance with risk limits set by the Company's buying or selling instruments or entering into offsetting positions. The Company had no open futures contracts as of December 31, 2006.

(8) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2006, net capital was approximately $236,951, which was in excess of the Company's required net capital of $250.

The Company is also subject to the requirements of the SEC "Computation for Determination of Reserve Requirements" (Rule 15c3-3). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no reportable amounts as of December 31, 2006.

****

In accordance with the rules of the U.S. Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in this statement of financial condition is accurate and complete.

CITADEL LIMITED PARTNERSHIP
Manager and Commodity Pool Operator for the
Commodity Pool, Citadel Trading Group L.L.C.
by: Citadel Investment Group, L.L.C., its general partner
by: Peter Jenson, Global Controller

END

CITADEL TRADING GROUP L.L.C.
(A Delaware Limited Liability Company)
(SEC File Number 8-41207)

Statement of Financial Condition
as of December 31, 2006
and Independent Auditors' Report

Claim for Exemption from the
Disclosure, Periodic and Annual Recordkeeping Requirements
Contained in Part 4.7 of the Regulations Adopted by the U.S.
Commodity Futures Trading Commission has been Requested by
the Commodity Pool Operator of
Citadel Trading Group L.L.C.

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.